Exhibit 99.1

Alcentra Capital Corporation

Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30, 2014
	Alcentra Capital Corporation For the Period From	BNY Mellon-Alcentra Mezzanine III, L.P. for the Period From	BNY Mellon-Alcentra Mezzanine III, L.P. for the Year Ended	BNY Mellon-Alcentra Mezzanine III, L.P. for the Year Ended
	May 8, 2014 to September 30, 2014(2)	January 1, to	31-Dec-13	31-Dec-12
		7-May-14

Earnings:
Net increase in net assets resulting from operations	$11,688,952	$9,954,110	$9,652,411	$15,448,530
Income tax expense, including excise tax	—	—	—	—
Total earnings before taxes	$11,688,952	$9,954,110	$9,652,411	$15,448,530
Fixed Charges:
Interest expense	$790,607	$50,214	$138,224	$89,808
Total fixed charges	$790,607	$50,214	$138,224	$89,808
Earnings available to cover fixed charges	$10,898,345	$10,004,324	$9,790,635	$15,538,338
Ratio of earnings to fixed charges	13.78	199.23	70.83	173.02